Cowan, Mark A.

From: Cowan, Mark A.
Sent: Monday, March 29, 2010 9:30 AM
To: 'cynthia.beyea@sutherland.com'
Subject: GE Investment Funds

Cynthia,
Please find below the comments regarding GE Investment Funds that we discussed on Friday. If you have any questions, please feel free to call me. Thanks.

-Mark

1.   Fees and Expenses of the Fund

    a.   Please make sure the footnote disclosure is in a type font smaller than that used in the fee table.

    b.   S&P 500 Index Fund. It is unclear the purpose of the footnote, which describes a management fee limitation agreement, but is not reflected in the table. If the agreement will reduce fund operating expenses for no less than one year from the effective date, a fund may add two captions showing the waiver and the fund's net expenses after deducting the waiver. In such a case, a footnote should describe the period for which the waiver is expected to continue, including the expected termination date, and briefly describing who can terminate the arrangement and under what circumstances. Otherwise, no footnote disclosure should be included.

    c.   International Equity Fund. Please remove footnote one, disclosing that the "Fund's management fee fluctuates based upon the average daily net assets of the Fund and may be higher or lower than those shown above" because the disclosure is neither required nor permitted by Item 3.

    d.   Income Fund. Please confirm whether the fee waiver will be in effect for no less than one year. If so, please describe the period for which the waiver is expected to continue, including the expected termination date, and briefly describing who can terminate the arrangement and under what circumstances.

    e.   Total Return Fund. Please remove footnote 1 regarding what is included in "other expenses" because the disclosure is neither required nor permitted by Item 3.

    f.   Money Market Fund and Real Estate Securities Fund. Please remove footnote 1, stating that the fund's management fee fluctuates based upon the average daily net assets of the fund and may be higher or lower than those shown above, because the disclosure is neither required nor permitted by Item 3.

2.   Expense Example

    a.   Please indicate that the example does not reflect the fees or charges imposed by the insurance company's separate accounts, which would result in higher expenses.

    b.   Please remove the "Share Status" column because it is not permitted or required by the form.

    c.   Europe Fund. If a new fund, the expense example should only include the 1- and 3- year period.

3.   Portfolio Turnover

    Please consider removing the disclosure stating higher portfolio turnover "may result in higher taxes when Fund shares are held in a taxable account" as it is not relevant to funds to be held in a variable insurance contract. The disclosure also implies that the funds may be held in a taxable account. In the sections related to purchasing shares, it appears that the funds are only available through variable annuity contracts, variable life insurance policies and qualified plans. Please explain to the staff the circumstances in which the funds may be held in a taxable account.

4.   Principal Investment Strategies

   a.   U.S Equity Fund. Please define "large companies."

   b.   Small-Cap Equity Fund. Please explain a "core" investment management style.

   c.   International Equity Fund. As "mid-cap" company risk is listed as a principal risk, please disclose the corresponding strategy that subjects the fund to such a risk. Also, include an explanation of what defines a "mid-cap" company.

   d.   Europe Equity Fund and Emerging Markets Equity Fund. As "mid-cap" and "small-cap" company risk is listed as a principal risk, please disclose the corresponding strategy that subjects the fund to such a risk. Also, include an explanation of what defines a "mid-cap" and "small-cap" company.

   e.   Total Return Fund. Please define "large or medium capitalization."

5.   Principal risks.

   a.   U.S Equity Fund, Premier Growth Equity Fund, Core Value Equity Fund, Mid-Cap Equity Fund, Small-Cap Equity Fund, International Equity Fund, Europe Equity Fund, Emerging Markets Equity Fund, High Yield Fund. If principal risks, please include risks of investing in foreign securities, debt securities, and derivative instruments. Also, please describes risks specific to investing in equity securities.

   b.   S&P 500 Index Fund. Please disclose the risks of investing in derivative instruments.

   c.   Income Fund. Please include risks specific to asset-backed securities, high yield securities, and foreign debt securities as well as the risks of investing in derivative instruments.

   d.   Money Market Fund. If principal risks, please describe risks associated with investments in foreign debt securities, Eurodollar deposits and foreign bank deposits.

   e.   Real Estate Securities Fund. If principal risks, please describe any risks associated with investing in junk bonds as well as foreign securities.

6.   Performance

   a.   For new funds, please include a place-holder notifying investors that performance information will be available in the summary section in the future.

   b.   International Equity Fund. Please confirm that the MSCI EAFE Index does not reflect taxes.

7.   Financial Highlights

   Please disclose that the financial highlights do not include separate account charges and that such charges would reduce total return figures.

8.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

05/04/2010

Mark Cowan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
(202) 551-6765